Exhibit (a)(1)(A)

COMPANY NOTICE

TO THE HOLDERS OF ENERSYS

3.375% CONVERTIBLE SENIOR NOTES DUE 2038

ISSUED BY ENERSYS

CUSIP Number: 29275Y AA0*

Reference is hereby made to the Indenture dated as of May 28, 2008 (the “Base Indenture”) by and between EnerSys (the “Company”) and The Bank of New York Mellon (successor to The Bank of New York), as Trustee (the “Trustee”), as supplemented by the First Supplemental Indenture dated as of May 28, 2008 (the “Supplemental Indenture” and, together with the Base Indenture, the “Indenture”), under which the 3.375% Convertible Senior Notes due 2038 (the “Notes”) were issued.

In accordance with the Indenture, at the option of each holder of the Notes, the Notes will be purchased by the Company for $1,000 in cash per $1,000 Original Principal Amount of the Notes, as defined below (the “Purchase Price”), subject to the terms and conditions of the Indenture, the Notes, this Company Notice and related offer materials, as amended and supplemented from time to time (the “Offer”). Because the Purchase Date (as defined below) falls after the May 15, 2015 regular record date for the Notes and on the corresponding June 1, 2015 interest payment date, you will not receive a payment in respect of accrued and unpaid interest of your Notes surrendered for repurchase. Rather, the Company will pay the full amount of accrued and unpaid interest payable on June 1, 2015 to the Holders of record on May 15, 2015. You may surrender all of your Notes, a portion of your Notes or none of your Notes for purchase. Notes surrendered for purchase will be accepted only in Original Principal Amounts equal to $1,000 or integral multiples thereof. Any Note purchased by the Company will be paid for in cash. Unless the Company defaults in making payment of the Purchase Price, interest on purchased Notes will cease to accrue on and after the Purchase Date. Holders may surrender their Notes at any time during the period beginning at 9:00 a.m., New York City time, on Friday, May 1, 2015 and expiring at 11:59 p.m., New York City time, on Friday, May 29, 2015. This Company Notice is being sent pursuant to the provisions of Section 11.08 of the Supplemental Indenture. Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Indenture.

To accept the Offer to purchase the Notes and receive payment of the Purchase Price, you must validly surrender the Notes and the enclosed Purchase Notice (the “Purchase Notice”) to the Paying Agent (and not have withdrawn such surrendered Notes and the Purchase Notice), before 11:59 p.m., New York City time, on Friday, May 29, 2015. Under the Indenture and the Notes, the purchase date with respect to the offer is Monday, June 1, 2015 (the “Purchase Date”). A Purchase Notice may be withdrawn at any time before 11:59 p.m., New York City time, on Friday, May 29, 2015. The Company will deposit with the Paying Agent, before 1:00 p.m., New York City time, on Monday, June 1, 2015, the appropriate amount of cash required to pay the total Purchase Price for the validly surrendered Notes, and the Paying Agent will promptly distribute the cash to the holders.

HOLDERS THAT SURRENDER THROUGH THE DEPOSITORY TRUST COMPANY (“DTC”) NEED NOT SUBMIT A PHYSICAL PURCHASE NOTICE TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE TRANSMITTAL PROCEDURES OF DTC.

The Trustee serves as the Paying Agent and the Conversion Agent under the Indenture with respect to the Notes. The address of the Trustee is as follows:

For Paying Agent:

By Mail	By Hand Only	By Express Delivery Only
The Bank of New York Mellon	The Bank of New York Mellon	The Bank of New York Mellon
Global Corporate Trust	Global Corporate Trust	Global Corporate Trust
111 Sanders Creek Parkway	Corporate Trust Window	111 Sanders Creek Parkway
East Syracuse, NY 13057	101 Barclay Street, 1st Floor East	East Syracuse, NY 13057
Attention: Redemption Unit	New York, NY 10286	Attention: Redemption Unit

For Conversion Agent:

The Bank of New York Mellon

111 Sanders Creek Parkway

East Syracuse, NY 13057

Attention: Adam De Capio

E-mail Addresses:

Adam.Decapio@BNYMellon.com

CT_REORG_UNIT_Inquiries@BNYMellon.com

Dated: May 1, 2015	THE BANK OF NEW YORK MELLON,
TRUSTEE, on behalf of EnerSys

NOTICE: Copies of this Company Notice may be obtained from the Paying Agent at its address set forth above.

*	The CUSIP Number has been assigned to this issue by the CUSIP Service Bureau and is included solely for the convenience of the holders of the Notes. Neither the Company nor the Trustee shall be responsible for the selection or use of the CUSIP Number, nor is any representation made as to its correctness on the Notes or as indicated in this notice.

ii

TABLE OF CONTENTS

SUMMARY TERM SHEET	1
IMPORTANT INFORMATION CONCERNING THE OFFER	4
1. Information Concerning the Company	4
2. Information Concerning the Notes	4
2.1. The Company’s Obligation to Purchase the Notes	4
2.2. Purchase Price	4
2.3. Conversion Rights of Notes	5
2.4. Market for the Notes and the Company’s Common Stock	5
2.5. Redemption	6
2.6. Fundamental Change	6
2.7. Ranking	7
3. Procedures to be Followed by Holders Electing to Surrender Notes for Purchase	7
3.1. Method of Delivery	7
3.2. Purchase Notice	7
3.3. Delivery of Notes	7
4. Right of Withdrawal	8
5. Payment for Surrendered Notes	8
6. Notes Acquired	9
7. Plans or Proposals of the Company	9
8. Interests of Directors, Executive Officers and Affiliates of the Company in the Notes	10
9. Certain United States Federal Income Tax Consequences	10
10. Additional Information	14
11. No Solicitation	15
12. Definitions	15
13. Conflicts	15

No person has been authorized to give any information or to make any representations other than those contained in this Company Notice and the accompanying Purchase Notice and, if given or made, such information or representations must not be relied upon as having been authorized. This Company Notice and the accompanying Purchase Notice do not constitute an offer to buy or the solicitation of an offer to sell Notes in any circumstances or jurisdiction in which such offer or solicitation is unlawful. The delivery of this Company Notice shall not under any circumstances create any implication that the information contained herein is current as of any time subsequent to the date of such information. None of the Company or its board of directors or employees are making any representation or recommendation to any holder as to whether to surrender such holder’s Notes. You should consult your own financial and tax advisors and must make your own decision as to whether to surrender your Notes for purchase and, if so, the amount of Notes to surrender.

iii

SUMMARY TERM SHEET

The following are answers to some of the questions that you may have about the Offer. To understand the Offer fully and for a more complete description of the terms of the Offer, we urge you to read carefully the remainder of this Company Notice and the accompanying Purchase Notice because the information in this summary is not complete and those documents contain additional important information.

•	Who is offering to purchase my Notes?

EnerSys, a Delaware corporation, is offering to purchase all outstanding 3.375% Convertible Senior Notes due 2038 issued by it that are surrendered for purchase at the option of the holder thereof. As of April 30, 2015, $172,356,000 aggregate Original Principal Amount of Notes are outstanding.

•	Why is the Company making the offer?

The Company is required to make the offer under the terms of the Indenture and the Notes.

•	How much is the Company offering to pay?

Under the terms of the Indenture, the Company will pay, in cash, a Purchase Price of $1,000 per $1,000 Original Principal Amount of the Notes with respect to any and all Notes validly surrendered for purchase and not withdrawn. Because the Purchase Date falls after the May 15, 2015 regular record date for the Notes and on the corresponding June 1, 2015 interest payment date, you will not receive a payment in respect of accrued and unpaid interest of your Notes surrendered for repurchase. Rather, the Company will pay the full amount of accrued and unpaid interest payable on June 1, 2015 to the Holders of record on May 15, 2015.

•	What is the form of payment?

The Company is required to pay the Purchase Price in cash under the terms of the Indenture and the Notes.

•	Are the Notes convertible?

Yes. Under the terms of the Indenture, on and after March 1, 2015, Holders have the right, at their option, to convert all or any portion ($1,000 in Original Principal Amount or an integral multiple thereof) of any Notes at the applicable Conversion Rate at any time prior to the close of business on the Scheduled Trading Day immediately preceding the Maturity Date.

The current conversion rate of the Notes is 25.1086 shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), per $1,000 Original Principal Amount of the Notes (equivalent to an initial conversion price of approximately $39.827 per share of Common Stock). The Company will satisfy its conversion obligation by paying cash, shares of the Common Stock, or cash for the Accreted Principal Amount of the Notes, and cash and/or shares of the Common Stock, at the Company’s election, for the excess, if any, of the conversion value above the Accreted Principal Amount of the Notes.

•	How can I determine the market value of the Notes?

There is no established reporting system or market for trading in the Notes. To the extent that the Notes are traded, prices of the Notes may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, the Company’s operating results and the market for similar securities. To the extent available, holders are urged to obtain current market quotations for the Notes before making any decision with respect to the Offer.

•	What does the Company’s board of directors think of the Offer?

The board has not made any recommendation as to whether you should surrender your Notes for purchase. You must make your own decision whether to surrender your Notes for purchase and, if so, the Original Principal Amount of Notes to surrender.

•	When does the Offer expire?

The Offer expires at 11:59 p.m., New York City time, on Friday, May 29, 2015. The Company does not plan to extend the period you have to accept the Offer unless required to do so by Federal securities laws.

•	What are the conditions to the Company’s purchase of the Notes?

Provided that the Company’s purchase of validly surrendered Notes is not unlawful and no event of default under the Indenture has occurred and is continuing (other than an event of default that is cured by the payment of the Purchase Price), the purchase will not be subject to any conditions.

•	How do I surrender my Notes?

To surrender your Notes for purchase pursuant to the Offer, you must deliver the required documents to The Bank of New York Mellon, as Paying Agent, no later than 11:59 p.m., New York City time, on Friday, May 29, 2015.

HOLDERS THAT SURRENDER THROUGH DTC NEED NOT SUBMIT A PHYSICAL PURCHASE NOTICE TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE TRANSMITTAL PROCEDURES OF DTC.

•	A holder whose Notes are held in certificated form must properly complete and execute the Purchase Notice, and deliver the notice to the Paying Agent, with any other required documents and the certificates representing the Notes to be surrendered for purchase.

•	A holder whose Notes are held by a broker, dealer, commercial bank, trust company or other nominee must contact that nominee if that holder desires to surrender its Notes and instruct that nominee to surrender the Notes on the holder’s behalf.

•	A holder who is a DTC participant should surrender its Notes electronically through DTC’s Automated Tenders over the Participant Terminal System (“PTS”), subject to the terms and procedures of that system.

•	If I surrender, when will I receive payment for my Notes?

The Company will accept for payment all validly surrendered Notes immediately upon expiration of the Offer. The Company will deposit with the Paying Agent, before 1:00 p.m., New York City time, on Monday, June 1, 2015, the appropriate amount of cash required to pay the total Purchase Price for the validly surrendered Notes, and the Paying Agent will promptly distribute the cash to the holders.

•	Until what time can I withdraw previously surrendered Notes?

You can withdraw previously surrendered Notes at any time before 11:59 p.m., New York City time, on Friday, May 29, 2015.

•	How do I withdraw previously surrendered Notes?

To withdraw previously surrendered Notes, you must deliver an executed written notice of withdrawal substantially in the form attached prior to 11:59 p.m., New York City time, on Friday, May 29, 2015. The notice of withdrawal must state:

•	the Original Principal Amount of the withdrawn Notes;

•	if certificated Notes have been issued, the certificate numbers of the withdrawn Notes; and

•	the Original Principal Amount, if any, that remains subject to the original Purchase Notice, which portion must be in Original Principal Amounts of $1,000 or an integral multiple of $1,000.

HOLDERS THAT WITHDRAW THROUGH DTC NEED NOT SUBMIT A PHYSICAL NOTICE OF WITHDRAWAL TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE WITHDRAWAL PROCEDURES OF DTC.

•	Do I need to do anything if I do not wish to surrender my Notes for purchase?

No. If you do not deliver a properly completed and duly executed Purchase Notice to the Paying Agent or surrender your Notes electronically through DTC’s Automated Tenders over the PTS before the expiration of the Offer, the Company will not purchase your Notes pursuant to the Offer and your Notes will remain outstanding subject to their existing terms.

•	If I choose to surrender my Notes for purchase, do I have to surrender all of my Notes?

No. You may surrender all of your Notes, a portion of your Notes or none of your Notes for purchase. If you wish to surrender a portion of your Notes for purchase, however, you must surrender your Notes in an Original Principal Amount of $1,000 or an integral multiple of $1,000.

•	If I do not surrender my Notes for purchase, will I continue to be able to exercise my conversion rights?

If you do not surrender your Notes for purchase, your conversion rights will not be affected. You will continue to have the right to convert your Notes in accordance with their terms.

•	If I am a U.S. person for U.S. federal income tax purposes, will I have to pay taxes if I surrender my Notes for purchase in the Offer?

The receipt of cash in exchange for Notes pursuant to the Offer will generally be a taxable transaction for U.S. federal income tax purposes. You should consult with your own tax advisor regarding the actual tax consequences to you.

•	Who is the Paying Agent?

The Bank of New York Mellon, the trustee for the Notes, is serving as Paying Agent in connection with the Offer. Its address and telephone number are set forth on the front cover page of this Company Notice.

•	Who can I talk to if I have questions about the Offer?

Questions and requests for assistance in connection with the surrender of Notes for purchase pursuant to the Offer may be directed to The Bank of New York Mellon at 1-800-254-2826.

IMPORTANT INFORMATION CONCERNING THE OFFER

1.	Information Concerning the Company.

EnerSys, a Delaware corporation (the “Company,” “we,” or “us”), is offering to purchase its 3.375% Convertible Senior Notes due 2038. The Notes are convertible into shares of Common Stock, cash or, at the Company’s option, a combination of cash and shares of Common Stock, subject to the terms, conditions and adjustments specified in the Indenture and the Notes.

We are the world’s largest manufacturer, marketer and distributor of industrial batteries. We also manufacture, market and distribute related products such as chargers, power equipment, outdoor cabinet enclosures and battery accessories, and we provide related after-market and customer-support services for industrial batteries. We market and sell our products globally to over 10,000 customers in more than 100 countries through a network of distributors, independent representatives and our internal sales force.

The Company’s principal executive offices are located at 2366 Bernville Road, Reading, Pennsylvania 19605 (telephone number: (610) 208-1991). The Common Stock is listed on the New York Stock Exchange under the symbol “ENS.”

2.	Information Concerning the Notes.

The Company issued the Notes under an Indenture dated as of May 28, 2008 by and between the Company and The Bank of New York Mellon (successor to The Bank of New York), as Trustee, as supplemented by the First Supplemental Indenture dated as of May 28, 2008, under which the Notes were issued. The description of the Notes and the Indenture set forth under the caption “Description of the Notes” in the Company’s prospectus supplement dated May 21, 2008 are incorporated herein by reference. As of April 30, 2015, $172,356,000 aggregate Original Principal Amount of the Notes are outstanding.

2.1. The Company’s Obligation to Purchase the Notes.

This Offer will expire at 11:59 p.m., New York City time, on Friday, May 29, 2015. The Company does not plan to extend the period holders of Notes have to accept the Offer unless required to do so by federal securities law. If holders do not validly surrender their Notes before the expiration of the Offer, their Notes will remain outstanding subject to the existing terms of the Indenture and the Notes.

Under the Indenture, the Company is obligated to purchase on Monday, June 1, 2015 all Notes validly surrendered for purchase and not withdrawn, at the holder’s option, prior to the expiration of the Offer. The purchase by the Company of validly surrendered Notes is not subject to any conditions other than (i) the absence of a continuing event of default under the Indenture (other than an event of default that is cured by the payment of the Purchase Price) and (ii) the purchase being lawful.

2.2. Purchase Price.

Under the Indenture and the Notes, the Purchase Price that will be paid for the Notes is $1,000 per $1,000 Original Principal Amount of the Notes. Because the Purchase Date falls after the May 15, 2015 regular record date for the Notes and on the corresponding June 1, 2015 interest payment date, you will not receive a payment in respect of accrued and unpaid interest of your Notes surrendered for repurchase. Rather, the Company will pay the full amount of accrued and unpaid interest payable on June 1, 2015 to the Holders of record on May 15, 2015. The Purchase Price will be paid in cash with respect to any and all Notes validly surrendered for purchase and not withdrawn prior to the expiration of the Offer. Notes surrendered for purchase will be accepted only in Original Principal Amounts equal to $1,000 or integral multiples thereof.

The Purchase Price is based solely on the requirements of the Indenture and the Notes and bears no relationship to the market price of the Notes or of the Common Stock. Accordingly, the Purchase Price may be significantly higher or lower than the current market price of the Notes. Holders of Notes are urged to obtain the best available information as to the potential current market prices of the Notes, to the extent available, and the Common Stock before making a decision whether to surrender their Notes for purchase.

None of the Company or its board of directors or employees is making any recommendation to holders as to whether to surrender or refrain from surrendering Notes for purchase pursuant to this Company Notice. Each holder must make its own decision whether to surrender its Notes for purchase and, if so, the Original Principal Amount of Notes to surrender based on that holder’s assessment of the current market value of the Notes and the Common Stock and other relevant factors.

2.3. Conversion Rights of Notes.

The current conversion rate of the Notes is 25.1086 shares of Common Stock per $1,000 Original Principal Amount of the Notes, subject to the terms, conditions and adjustments specified in the Indenture and in the Notes, which is equivalent to a conversion price of $39.827 per share of Common Stock. A holder may convert fewer than all of such holder’s Notes so long as the Notes converted equal $1,000 Original Principal Amount or an integral multiple thereof. The Trustee, whose address appears on the cover of this Purchase Notice, is currently acting as Conversion Agent for the Notes. Holders that do not surrender their Notes for purchase pursuant to the Offer will maintain the right to convert their Notes, subject to the terms, conditions and adjustments specified in the Indenture and in the Notes.

Under the terms of the Indenture, on and after March 1, 2015, Holders have the right, at their option, to convert all or any portion ($1,000 in Original Principal Amount or an integral multiple thereof) of any Notes at the applicable Conversion Rate at any time prior to the close of business on the Scheduled Trading Day immediately preceding the Maturity Date.

The Company will satisfy its conversion obligation by paying cash, shares of the Common Stock, or cash for the Accreted Principal Amount of the Notes, and cash and/or shares of the Common Stock, at the Company’s election, for the excess, if any, of the conversion value above the Accreted Principal Amount of the Notes.

A holder wishing to exercise its conversion right must:

•	complete and manually sign an irrevocable Notice of Conversion to the Conversion Agent in the form set forth under Section 2.03 of the Supplemental Indenture;

•	deliver the Notice of Conversion to the office of the Conversion Agent and state in writing therein the Accreted Principal Amount of Notes to be converted and the name or names (with addresses) in which such Holder wishes the certificate or certificates for any shares of Common Stock, if any, to be delivered upon settlement of the Conversion Obligation to be registered;

•	surrender such Notes, duly endorsed to the Company or in blank (and accompanied by appropriate endorsement and transfer documents), to the office of the Conversion Agent;

•	if required, pay all transfer or similar taxes; and

•	if required, pay funds equal to Interest payable on the next Interest Payment Date to which such Holder is not entitled as set forth in Section 12.02(j) of the Supplemental Indenture.

If a holder has already delivered a Purchase Notice with respect to a Note, the holder may not surrender that Note for conversion until the holder has validly withdrawn the Purchase Notice before the expiration of the Offer in accordance with the Indenture and as described in Section 4 below.

HOLDERS THAT SUBMIT NOTES FOR CONVERSION THROUGH DTC NEED NOT SUBMIT A CONVERSION NOTICE TO THE CONVERSION AGENT IF SUCH HOLDERS COMPLY WITH DTC’S CONVERSION PROCEDURES.

2.4. Market for the Notes and the Company’s Common Stock.

There is no established reporting system or trading market for trading in the Notes. To the extent that the Notes are traded, prices of the Notes may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, the Company’s operating results and the market for similar securities. The Notes are held through DTC, and Cede & Co., as nominee of DTC, is the sole record holder of the Notes.

Each Note is convertible, at the option of the holder, at a conversion rate of 25.1086 shares of Common Stock per $1,000 Original Principal Amount, which is equivalent to a conversion price of $39.827 per share of Common Stock. This conversion rate is subject to adjustment in certain events. The Company will satisfy its conversion obligation by paying cash, shares of the Common Stock, or cash for the Accreted Principal Amount of the Notes, and cash and/or shares of the Common Stock, at the Company’s election, for the excess, if any, of the conversion value above the Accreted Principal Amount of the Notes. The Common Stock is listed on the New York Stock Exchange (“NYSE”) under the symbol “ENS.” The following table sets forth the high and low prices of the Common Stock on the NYSE composite tape during the period indicated, as reported by Bloomberg, since January 1, 2013.

	Price
	High	Low
Quarter Ended
March 31, 2013	$45.87	$36.57
June 30, 2013	51.79	42.37
September 29, 2013	61.17	48.99
December 29, 2013	71.75	59.40

March 31, 2014	74.17	64.46
June 30, 2014	71.94	62.72
September 29, 2014	70.00	57.88
December 29, 2014	63.39	50.63

March 31, 2015	66.89	57.47
April 1 through April 30	69.47	63.63

On April 30, 2015, the last reported sales price of the Common Stock on the NYSE was $67.90 per share. As of April 30, 2015, there were 44,058,692 shares of Common Stock outstanding. We urge you to obtain current market information for the Notes, to the extent available, and the Common Stock before making any decision to surrender your Notes pursuant to the Offer.

2.5. Redemption.

Pursuant to Section 11.01 of the Supplemental Indenture, at any time on or after June 6, 2015, the Company may redeem any or all of the Notes in cash at a Redemption Price (as defined in the Indenture) equal to 100% of the Accreted Principal Amount of the Notes being redeemed, plus accrued and unpaid interest, if any, to, but not including the Redemption Date (as defined in the Indenture). If the Redemption Date falls after a Regular Record Date and on or prior to the corresponding interest payment date, the Company will pay the full amount of accrued and unpaid interest payable on such interest payment date to the Holders of record on the corresponding regular record date.

If the Company elects to redeem Notes pursuant to the terms of the Indenture, not more than 60 calendar days but not less than 30 calendar days prior to the Redemption Date, Holders will separately receive a Notice of Redemption that will provide more detailed information about such redemption, including, but not limited to, the Redemption Date and the Accreted Principal Amount of Note to be redeemed.

2.6. Fundamental Change.

If a Fundamental Change (as defined in the Indenture) occurs at any time, holders may require the Company to purchase their Notes for cash at a purchase price equal to the Accreted Principal Amount thereof, together with accrued and unpaid interest to, but not including, the Fundamental Change Repurchase Date, unless such Fundamental Change Repurchase Date falls after a regular record date and on or prior to the corresponding interest payment date, in which case the Company will pay the full amount of accrued and unpaid interest payable on such interest payment date to the Holders of record at the close of business on the corresponding regular record date.

2.7. Ranking.

The Notes are unsecured and unsubordinated obligations of the Company. The Notes rank equal in right of payment with all of the Company’s existing and future unsecured and unsubordinated indebtedness. The Notes are effectively subordinated to all existing and future indebtedness and other liabilities of the Company’s subsidiaries.

3.	Procedures to be Followed by Holders Electing to Surrender Notes for Purchase.

Holders will not be entitled to receive the Purchase Price for their Notes unless they validly surrender and do not withdraw their Notes before the expiration of the Offer. Only registered holders are authorized to surrender their Notes for purchase. Holders may surrender some or all of their Notes; however, any Notes surrendered must equal $1,000 Original Principal Amount or an integral multiple thereof. If holders do not validly surrender their Notes before the expiration of the Offer, their Notes will remain outstanding subject to the terms of the Notes.

3.1. Method of Delivery.

The method of delivery of Notes, the related Purchase Notice and all other required documents, including delivery through DTC and acceptance through PTS, is at the election and risk of the person surrendering such Notes and delivering such Purchase Notice and, except as expressly otherwise provided in the Purchase Notice, delivery will be deemed made only when actually received by the Paying Agent. The date of any postmark or other indication of when a Note or the Purchase Notice was sent will not be taken into account in determining whether such materials were timely received. If delivery is by mail, it is suggested that holders use properly insured, registered mail with return receipt requested, and that holders mail the required documents sufficiently in advance of Friday, May 29, 2015 to permit delivery to the Paying Agent before the expiration of the Offer.

3.2. Purchase Notice.

The Indenture requires that the Purchase Notice contain:

•	if certificated Notes have been issued, the certificate numbers of the Notes;

•	the portion of the Original Principal Amount of Notes to be purchased, in integral multiples of $1,000; and

•	that the Notes are to be purchased by the Company pursuant to the applicable provisions of the Notes and the Indenture.

A form of Purchase Notice is enclosed.

3.3. Delivery of Notes.

Notes in Certificated Form. To receive the Purchase Price, holders of Notes in certificated form must deliver to the Paying Agent the Notes to be surrendered for purchase and the accompanying Purchase Notice, or a copy thereof, before the expiration of the Offer.

Notes Held Through a Custodian. A holder whose Notes are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such holder desires to surrender its Notes and instruct such nominee to surrender the Notes for purchase on the holder’s behalf.

Notes in Global Form. A holder who is a DTC participant may elect to surrender to the Company its beneficial interest in its Notes by:

•	delivering to the Paying Agent’s account at DTC through DTC’s book-entry system its beneficial interest in the Notes before the expiration of the Offer; and

•	electronically transmitting its acceptance through DTC’s PTS, subject to the terms and procedures of that system.

In surrendering through PTS, the electronic instructions sent to DTC by the holder, and transmitted by DTC to the Paying Agent, will acknowledge, on behalf of DTC and the holder, receipt by the holder of and agreement to be bound by the Purchase Notice.

Notes and the Purchase Notice must be delivered to the Paying Agent to collect payment. Delivery of documents to DTC or the Company does not constitute delivery to the Paying Agent.

HOLDERS THAT SURRENDER THROUGH DTC NEED NOT SUBMIT A PHYSICAL PURCHASE NOTICE TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH DTC’S TRANSMITTAL PROCEDURES.

4.	Right of Withdrawal.

Notes surrendered for purchase may be withdrawn at any time before the expiration of the Offer. In order to withdraw previously surrendered Notes, holders must either comply with DTC’s withdrawal procedures or deliver to the Paying Agent an executed written notice of withdrawal substantially in the form attached prior to 11:59 p.m., New York City time, on Friday, May 29, 2015. The notice of withdrawal must state:

•	the Original Principal Amount of the withdrawn Notes;

•	if certificated Notes have been issued, the certificate numbers of the withdrawn Notes; and

•	the Original Principal Amount, if any, which remains subject to the original Purchase Notice, which portion must be in Original Principal Amounts of $1,000 or an integral multiple of $1,000.

The signature on the notice of withdrawal must be guaranteed by an eligible guarantor institution (as defined in Rule 17Ad-15(a)(2) under the Securities Exchange Act of 1934, as amended) (an ‘‘Eligible Guarantor Institution’’), unless such Notes have been surrendered for purchase for the account of an Eligible Guarantor Institution. Any properly withdrawn Notes will be deemed not validly surrendered for purposes of the Offer. Notes withdrawn from the Offer may be resurrendered by following the surrender procedures described above.

HOLDERS THAT WITHDRAW THROUGH DTC NEED NOT SUBMIT A PHYSICAL NOTICE OF WITHDRAWAL TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH DTC’S WITHDRAWAL PROCEDURES.

5.	Payment for Surrendered Notes.

The Company will deposit with the Paying Agent, before 1:00 p.m., New York City time, on Monday, June 1, 2015, the appropriate amount of cash required to pay the total Purchase Price for the Notes validly surrendered for purchase and not withdrawn, and the Paying Agent will promptly distribute the cash to the holders. Unless the Company defaults in making payment of the Purchase Price, interest on purchased Notes will cease to accrue on and after the Purchase Date. Each holder of a beneficial interest in the Notes that has properly delivered such beneficial interest for purchase by the Company through DTC and not validly withdrawn such delivery before the expiration of the Offer will receive the Purchase Price promptly after such distribution.

The total amount of funds required by the Company to purchase all of the Notes outstanding as of April 30, 2015 is approximately $172,356,000 million (assuming all of the Notes are validly surrendered for purchase and accepted for payment). In the event any Notes are surrendered and accepted for payment, the Company intends to use funds from its 5.00% senior unsecured notes due 2025 (the “Senior Notes”) to purchase such Notes. Currently the Company does not have any alternative financing arrangements or alternative financing plans with respect to the repurchase of such Notes.

On April 23, 2015, the Company issued $300 million in aggregate principal amount of the Senior Notes. The Senior Notes were issued pursuant to an indenture (the “Base Indenture”), as supplemented by that certain first supplemental indenture (the “First Supplemental Indenture” and, together with the Base Indenture, the “Indenture”) among the Company, its subsidiaries that guarantee its existing senior secured credit facilities (collectively, the “Guarantors”) and MUFG Union Bank, N.A., as trustee (the “Trustee”), each dated as of April 23, 2015. The Senior Notes bear interest at a rate of 5.00% per annum accruing from April 23, 2015. Interest is payable semiannually in arrears on April 30 and October 30 of each year, commencing on October 30, 2015. The Senior Notes will mature on April 30, 2023, unless earlier redeemed or repurchased in full. Currently the Company has not made any plans or arrangements to refinance or repay the Senior Notes. The Senior Notes are unsecured and unsubordinated obligations of the Company. The Senior Notes are fully and unconditionally guaranteed (the “Guarantees”), jointly and severally, by each of the Guarantors. The Guarantees are unsecured and unsubordinated obligations of the Guarantors.

Prior to January 30, 2023, the Company may redeem all or a portion of the Senior Notes at a price equal to 100% of the principal amount of the Senior Notes to be redeemed, plus accrued and unpaid interest and a “make whole” premium to, but excluding, the redemption date. On or after January 30, 2023, the Company may redeem all or a portion of the Senior Notes at a price equal to 100% of the principal amount of the Senior Notes, plus accrued and unpaid interest to, but excluding, the redemption date. If a change of control repurchase event occurs, the Company will be required to offer to repurchase the Senior Notes at a price in cash equal to 101% of the aggregate principal amount of the Senior Notes, plus accrued and unpaid interest to, but excluding, the repurchase date.

The Indenture includes certain covenants, including limitations on the Company’s and its subsidiaries’ ability to, subject to exceptions, incur liens securing indebtedness, merge, consolidate or sell all or substantially all assets or enter into certain sale and leaseback transactions. The Indenture also provides for customary events of default and further provides that the Trustee or the holders of not less than 25% in aggregate principal amount of the outstanding Senior Notes may declare the Senior Notes immediately due and payable upon the occurrence and during the continuance of any event of default. In the case of certain events of bankruptcy, insolvency or reorganization, the entire outstanding principal amount of the Senior Notes and any accrued and unpaid interest on the Senior Notes automatically will become immediately due and payable.

The Senior Notes were offered and sold to qualified institutional buyers in the United States pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) and outside the United States pursuant to Regulation S under the Securities Act.

6.	Notes Acquired.

Any Notes that are purchased by the Company pursuant to the Offer will be cancelled by the Trustee, pursuant to the terms of the Indenture.

7.	Plans or Proposals of the Company.

Except as described in this document, there presently are no plans or proposals that relate to or would result in:

(1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(2) any repurchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(3) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company;

(4) any change in the present board of directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors (see discussion in (10) below regarding the classified Board structure) or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer; however, routinely throughout the year, the Governance Committee of the Company’s board of directors considers nominating individuals for election to the Company’s board of directors, whether at the Company’s annual meeting of shareholders, to fill vacancies that may occur or to serve as additions to the Company’s board of directors;

(5) any other material change in the Company’s corporate structure or business;

(6) any class of equity security of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association;

(7) any class of equity security of the Company becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act;

(8) the suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act;

(9) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or

(10) any changes in the Company’s articles of incorporation, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Company.

8.	Interests of Directors, Executive Officers and Affiliates of the Company in the Notes.

Arthur Katsaros, one of the Company’s directors, owns $100,000 in aggregate Original Principal Amount of the Notes, representing approximately 0.06% of the aggregate Original Principal Amount of outstanding Notes. Dennis S. Marlo, one of the Company’s directors, owns $200,000 in Original Principal Amount of the Notes, representing approximately 0.12% of the aggregate Original Principal Amount of outstanding Notes. Joseph C. Muscari, one of the Company’s directors, owns $150,000 in aggregate Original Principal Amount of the Notes, representing approximately 0.09% of the aggregate Original Principal Amount of outstanding Notes. Mr. Katsaros, Mr. Marlo and Mr. Muscari have indicated that they do not intend to participate in the Offer.

Except for the ownership of Notes by Mr. Katsaros, Mr. Marlo and Mr. Muscari as disclosed above, to the knowledge of the Company after reasonable inquiry:

•	none of the Company or its subsidiaries or its executive officers or directors has any beneficial interest in the Notes;

•	the Company will not purchase any Notes from such persons; and

•	during the 60 days preceding the Purchase Date, neither the Company nor any of its executive officers, directors or affiliates have engaged in any transactions in the Notes.

A list of the directors and executive officers of the Company is attached to this Company Notice as Annex A.

Neither the Company or its subsidiaries nor, to its knowledge, any of its affiliates, directors or executive officers is a party to any contract, arrangement, understanding or agreement with any other person relating, directly or indirectly, to the Offer or with respect to any of the securities of the Company including, but not limited to, any contract, arrangement, understanding or agreement concerning the transfer or the voting of the securities, joint ventures, loan or option arrangement, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

Certain directors and executive officers of the Company and its affiliates are parties to ordinary course stock option plans and arrangements involving the Common Stock, as disclosed by the Company before the date of this Company Notice.

9.	Certain United States Federal Income Tax Consequences.

The following summary describes certain U.S. federal income tax considerations relating to the sale of the Notes to the Company by Holders pursuant to the Offer. It is not a complete analysis of all the potential tax considerations relating to the Notes. This section is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing regulations under the Code, published rulings and court decisions, all as in effect on the date hereof. These authorities are subject to differing interpretations and are subject to change at any time with possible retroactive effect. We have not sought any ruling from the Internal Revenue Service (the “IRS”) with respect to the statements made and the conclusions reached in this summary and no assurance can be given that the IRS will agree with such statements and conclusions, or that a court will not sustain any challenge by the IRS in the event of litigation.

The following summary assumes that Holders are beneficial owners of their Notes and applies only to Holders who hold their Notes as capital assets within the meaning of Section 1221 of the Code. This summary does not consider the effect of any alternative minimum taxes or foreign, state, local or other tax laws, or any U.S. tax considerations (such as estate or gift tax or the Medicare tax on net investment income) other than U.S. federal income tax considerations. This section does not address all aspects of U.S. federal income taxation that may be relevant to a Holder in light of the Holder’s particular circumstances, and this section also does not apply to a Holder who is a member of a class of Holders subject to special rules, such as:

•	a dealer or trader in securities, commodities or currencies,

•	an investor that elects to use a mark-to-market method of accounting for its securities holdings,

•	a bank, insurance company, or other financial institution,

•	a tax-exempt organization,

•	a regulated investment company,

•	a real estate investment trust,

•	a person that owns Securities that are a hedge or that are hedged against interest rate risks,

•	certain former citizens or residents of the United States,

•	a person that owns Securities as part of a straddle, hedging, integration or conversion transaction or other risk reduction transaction for tax purposes,

•	a person deemed to sell Securities under the constructive sale provisions of the Code,

•	a U.S. Holder (as defined herein) whose functional currency for U.S. tax purposes is not the U.S. dollar, or

•	a partnership, grantor trust or other pass-through entity (or entity treated as such for tax purposes).

This summary does not address the U.S. federal income tax considerations bearing on a sale of a Note held by a partnership, including for this purpose, an entity that is treated as a partnership for U.S. federal income tax purposes, whether domestic or foreign. If a partnership holds Notes, the tax treatment of a partner will generally depend upon the status and the activities of the partner and the partnership. A Holder that is a partnership (or partner in such partnership) should consult its tax advisor regarding the tax consequences to it of the partnership tendering Notes.

Each Holder is urged to consult its own tax advisor to determine the federal, state, local, foreign and other tax consequences to it of the sale of Notes to the Company pursuant to the Offer in the light of its own particular circumstances. This summary of certain U.S. federal income tax considerations is for general information only and is not tax advice.

Consequences to Tendering Holders

Certain U.S. Federal Income Tax Considerations for U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of a Note that is, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a legal entity (1) created or organized in or under the laws of the United States, any state in the United States or the District of Columbia and (2) treated as a corporation for U.S. federal income tax purposes;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons within the meaning of the Code have the authority to control all substantial decisions of the trust or (2) the trust has in effect a valid election to be treated as a United States person for U.S. federal income tax purposes.

This subsection applies only to U.S. Holders; Holders who are not U.S. Holders should refer to “Certain U.S. Federal Income Tax Considerations for Non-U.S. Holders” below.

Accrued But Unpaid Interest. The amount of cash received in the Offer that is attributable to accrued but unpaid interest on a Note will be taxable as ordinary interest income to the extent not previously included in gross income by the U.S. Holder.

Sale of Notes. A sale of Notes by a U.S. Holder pursuant to the Offer will generally be a taxable transaction to such U.S. Holder for U.S. federal income tax purposes. A U.S. Holder generally will recognize capital gain (subject to the market discount rules discussed below) or loss on the sale of a Note in an amount equal to the difference between (1) the amount of cash received for such Note (other than the portion of such amount that is properly allocable to Accrued Interest, which will be taxable as ordinary interest income to the extent not previously included in income), and (2) the U.S. Holder’s “adjusted tax basis” for such Note at the time of sale. A U.S. Holder’s adjusted tax basis in a Note generally will be the cost of the Note to such U.S. Holder, (i) increased by any market discount previously included in income with respect to the Note, if any, and (ii) decreased by the amount of any premium previously amortized to reduce interest on the Note, if any. Except to the extent that gain is recharacterized as ordinary income pursuant to the market discount rules discussed below, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if Notes have been held for more than one year as of the disposition date. Long-term capital gains recognized by non-corporate U.S. Holders are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Market Discount. An exception to the capital gain treatment described above may apply to a U.S. Holder that purchased a Note other than at its original issuance at a “market discount.” Market discount is the excess of, in general, the Note’s stated redemption price at maturity over the U.S. Holder’s tax basis in the Note immediately after its acquisition by such U.S. Holder; however, if the market discount is less than 0.25% of the stated redemption price at maturity multiplied by the number of remaining complete years to maturity, then the market discount will be deemed to be zero. In general, unless the U.S. Holder has elected to include market discount in income currently as it accrues, any gain realized by a U.S. Holder on the sale of a Note having market discount will be treated as ordinary income to the extent of the accrued market discount on the Note.

Information Reporting and Backup Withholding. Information reporting requirements will generally apply to consideration paid pursuant to the Offer. U.S. federal income tax law requires that each tendering Holder provide such Holder’s correct taxpayer identification number (“TIN”), which in the case of an individual is his or her social security number or individual taxpayer identification number, and certain other information, or otherwise establish a basis for exemption from backup withholding. If a correct TIN or an adequate basis for exemption is not provided, each tendering Holder may be subject to backup withholding tax at the statutorily imposed rate (currently 28%). To prevent backup withholding, each tendering Holder that is a U.S. Holder must (a) complete an IRS Form W-9 and provide his/her/its correct TIN and certain other information under penalties of perjury, or (b) otherwise provide an adequate basis for exemption from backup withholding. Backup withholding tax is not an additional U.S. federal income tax. Rather, the U.S. federal income tax liability of persons subject to backup withholding tax will be offset by the amount of tax withheld. If backup withholding tax results in an overpayment of U.S. federal income taxes, a refund or credit may be obtained from the IRS, provided the required information is furnished.

Certain U.S. Federal Income Tax Considerations for Non-U.S. Holders

This subsection describes certain U.S. federal income tax consequences to a Non-U.S. Holder. As used herein, a Non-U.S. Holder is a beneficial owner of a Note that is an individual, corporation, trust or estate that is not a U.S. Holder as defined above. Special rules may apply to Non-U.S. Holders that are “controlled foreign corporations” or “passive foreign investment companies.” Each Non-U.S. Holder should consult its own tax advisor to determine the U.S. federal, state, local and other tax consequences that may be relevant to its particular circumstances.

Sale of Notes. Except as described below with respect to payments attributable to Accrued Interest on the Notes (which will be treated as such) and subject to the discussion below concerning backup withholding, any gain realized by a Non-U.S. Holder on the sale of a Note pursuant to the Offer will generally not be subject to U.S. federal income tax or withholding, unless:

•	such gain is effectively connected with such Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment); or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year in which such gain is realized and certain other conditions exist.

If the gain is described in the first bullet point above, a Non-U.S. Holder generally will be subject to U.S. federal income tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. If a Non-U.S. Holder is a corporation that is described in the first bullet point, it will be subject to tax on the net gain generally in the same manner as if it were a United States person as defined under the Code and, in addition, it may be required to pay a branch profits tax at a 30% rate (or such lower rate as may be prescribed under an applicable United States income tax treaty) on any such effectively connected gain. If a Non-U.S. Holder is an individual described in the second bullet point above, it will be subject to a flat 30% U.S. federal income tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the Non-U.S. Holder is not considered a resident of the United States. Non-U.S. Holders should consult any applicable income tax treaties that may provide for different rules.

Accrued Interest. Payments to a Non-U.S. Holder that are attributable to Accrued Interest on the Notes will generally not be subject to U.S. federal income tax or withholding, provided that:

•	such payments are not effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States;

•	the Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of the Company’s voting stock within the meaning of Section 871(h)(3) of the Code and applicable Treasury regulations;

•	the Non-U.S. Holder is not a controlled foreign corporation that is related, directly or indirectly, to the Company through stock ownership;

•	the Non-U.S. Holder is not a bank whose receipt of interest on the Securities is described in Section 881(c)(3)(A) of the Code; and

•	either (a) the Non-U.S. Holder provides its name and address on an appropriate IRS Form W-8, and certifies under penalties of perjury that it is not a United States person as defined under the Code, or (b) the Non-U.S. Holder holds its Securities through certain foreign intermediaries and satisfies the certification requirements of applicable Treasury regulations.

If a Non-U.S. Holder cannot satisfy the requirements described above, payments to such Non-U.S. Holder that are attributable to Accrued Interest on the Notes will be subject to a 30% U.S. federal withholding tax, unless the Non-U.S. Holder provides the applicable withholding agent with a properly executed:

•	IRS Form W-8BEN or W-8BEN-E (or other applicable form) claiming an exemption from or reduction in withholding under the benefit of an applicable income tax treaty; or

•	IRS Form W-8ECI (or other applicable form) certifying that the Accrued Interest is not subject to withholding tax because it is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (as discussed in further detail below).

If payments to a Non-U.S. Holder that are attributable to Accrued Interest on the Notes are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment), the Non-U.S. Holder will be subject to U.S. federal income tax on such payments generally in the same manner as if it were a United States person as defined under the Code and, in addition, it may be required to pay a branch profits tax at a 30% rate (or such lower rate as may be prescribed under an applicable United States income tax treaty) on any such effectively connected payments.

Information Reporting and Backup Withholding. A Non-U.S. Holder will not be subject to backup withholding on the consideration paid pursuant to the Offer if the Non-U.S. Holder certifies its foreign status on the appropriate IRS Form W-8 or otherwise establishes an exemption from backup withholding, provided that the payor does not have actual knowledge or reason to know that the Non-U.S. Holder is a U.S. person or that the conditions of any claimed exemption are not satisfied. Certain information reporting may still apply to a payment even if an exemption from backup withholding is established. Copies of any information returns reporting such payments and any withholding may also be made available to the tax authorities in the country in which a Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

In addition, payments of the proceeds from the disposition of a Note pursuant to the Offer to or through a foreign office of a broker or the foreign office of a custodian, nominee, or other dealer acting on behalf of a holder generally will not be subject to information reporting or backup withholding. However, if the broker, custodian, nominee, or other dealer is a U.S. person, a controlled foreign corporation for U.S. federal income tax purposes, a foreign partnership that is either engaged in a trade or business within the United States or whose U.S. partners in the aggregate hold more than 50% of the income or capital interest in the partnership, a foreign person 50% or more of whose gross income for a certain period is effectively connected with a trade or business within the United States, or a U.S. branch of a foreign bank or insurance company, information reporting (but not backup withholding) generally will be required with respect to payments made to a holder unless the broker, custodian, nominee, or other dealer has documentation of the holder’s foreign status and the broker, custodian, nominee, or other dealer has no reason to know or actual knowledge to the contrary.

Any amounts withheld under the backup withholding tax rules from a payment to a Non-U.S. Holder will be allowed as a refund, or a credit against such Non-U.S. Holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

Non-U.S. Holders should consult their own tax advisors regarding their particular circumstance and the availability, of and procedure for, obtaining an exemption from backup withholding.

Consequences to Non-Tendering Holders

The Offer will not result in a taxable event for non-tendering Holders.

THE FOREGOING DISCUSSION IS NOT INTENDED TO BE A COMPLETE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS OR ANY OTHER CONSIDERATIONS OF THE SALE OF THE NOTES PURSUANT TO THE OFFER. THUS, HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE OFFER TO THEM, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL, FOREIGN AND OTHER APPLICABLE TAX LAWS AND THE EFFECT OF ANY PROPOSED CHANGES IN THE TAX LAWS.

10.	Additional Information.

The Company is subject to the reporting and other informational requirements of the Exchange Act and, in accordance therewith, files annual, quarterly and special reports, proxy statements and other information with the SEC. You can read and copy any materials that the Company files with the SEC at the SEC’s public reference room at 100 F Street, NE, Washington, D.C. 20549. You can obtain information about the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. You can obtain information about the Company at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

The Company has filed with the SEC a Tender Offer Statement on Schedule TO under Section 13(e)(4) of the Exchange Act and Rule 13e-4 of the SEC, furnishing certain information with respect to the Offer. The Tender Offer Statement on Schedule TO, together with any exhibits and any amendments thereto, may be examined and copies may be obtained at the same places and in the same manner as described above.

The documents listed below (as such documents may be amended from time to time) contain important information about the Company and its financial condition:

•	The Company’s Annual Report on Form 10-K for the year ended March 31, 2014;

•	All other reports filed by the Company with the SEC under Sections 13, 14 and 15(d) of the Exchange Act since the end of the year covered by the Form 10-K mentioned above;

•	The description of the Notes and the Indenture set forth under the caption “Description of the Notes” in the Company’s prospectus supplement dated May 21, 2008;

•	The description of the Common Stock contained in the Company’s Registration Statement on Form 8-A as filed on July 26, 2004, as thereafter amended from time to time for the purpose of updating, changing or modifying such description.

In the event of conflicting information in these documents, the information in the latest filed documents should be considered correct.

11.	No Solicitation.

There are no persons directly or indirectly employed, retained or to be compensated to make solicitations or recommendations in connection with the Offer. The Bank of New York Mellon, however, is the trustee under the Indenture and will be communicating with and providing notices to holders of the Notes as required by the Indenture.

12.	Definitions.

All capitalized terms used but not specifically defined herein shall have the meanings given to those terms in the Indenture and the Notes.

13.	Conflicts.

In the event of any conflict between this Company Notice and the accompanying Purchase Notice, on the one hand, and the terms of the Indenture and the Notes or any applicable laws, on the other hand, the terms of the Indenture or the Notes or applicable laws, as the case may be, will control.

None of the Company or its board of directors or employees are making any recommendation to any holder as to whether to surrender or refrain from surrendering Notes for purchase pursuant to this Company Notice. Each holder must make his or her own decision whether to surrender his or her Notes for purchase and, if so, the Original Principal Amount of Notes to surrender based on their own assessment of current market value and other relevant factors.

ENERSYS

May 1, 2015

ANNEX A

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

The following table presents the name and title of each of the Company’s directors and executive officers as of May 1, 2015. The address of each such person is c/o EnerSys, 2366 Bernville Road, Reading, Pennsylvania 19605 (telephone number: (610) 208-1991).

Name	Title
John D. Craig	Chairman and Chief Executive Officer
Hwan-yoon F. Chung	Director
Howard I. Hoffen	Director
Arthur T. Katsaros	Director
John F. Lehman	Director
Gen. Robert Magnus, USMC (Retired)	Director
Dennis S. Marlo	Director
Joseph C. Muscari	Director
Paul J. Tufano	Director

Todd M. Sechrist	President – Europe, Middle East & Africa (EMEA)
Michael J. Schmidtlein	Senior Vice President Finance and Chief Financial Officer
David M. Shaffer	President and Chief Operating Officer
Richard W. Zuidema	Executive Vice President and Secretary